Exhibit 4.6

VECTREN CORPORATION
One Vectren Square
Evansville, Indiana  47708

VECTREN CAPITAL, CORP.
One Vectren Square
Evansville, Indiana  47708

FIRST AMENDMENT TO NOTE PURCHASE AGREEMENT

Dated as of
March 11, 2009

RE:	Note Purchase Agreement dated as of October 11, 2005
$25,000,000 4.99% Senior Notes due 2010
$25,000,000 5.13% Senior Notes due 2012
$75,000,000 5.31% Senior Notes due 2015

TO THE HOLDERS LISTED
IN THE ATTACHED SCHEDULE A:

Ladies and Gentlemen:

Reference is made to the Note Purchase Agreement, dated as of October 11, 2005 between you and Vectren Capital, Corp., an Indiana corporation (the “Company”) and Vectren Corporation, an Indiana corporation (“Vectren” and, together with the Company, the “Obligors”) (the “2005 Note Purchase Agreement”).  Unless otherwise herein defined or the context hereof otherwise requires, the capitalized terms in this First Amendment (this “First Amendment”) shall have the respective meanings specified in the 2005 Note Purchase Agreement.  You and the other holders named in the attached Schedule A are hereinafter collectively referred to as “Holders” and individually referred to as a “Holder”.  The term “First Amendment Closing Date” as used herein shall mean March 11, 2009.

SECTION I.  AMENDMENTS TO THE 2005 NOTE PURCHASE AGREEMENT.

Section 1.1.  Amendments to Section 7.1 of the 2005 Note Purchase Agreement. Section 7.1 of the 2005 Note Purchase Agreement shall be, and the same hereby is, amended by:

(a)  deleting the phrase “Sections 10.5 and 10.7” in Section 7.1(c) and replacing it with the phrase “Sections 10.5, 10.6, 10.7 and 10.8”;

(b)  deleting the phrase “subject to the last sentence of Section 7.3," at the beginning of Section 7.1(h); and

(c)  deleting the period at the end of Section 7.1(h), replacing said period with a semicolon followed by the word “and”, and adding the following new Section 7.1(i) immediately thereafter:

(i)  Unrestricted Subsidiaries — In the event that one or more Unrestricted Subsidiaries shall (i) own more than 10% of the total consolidated assets of

Vectren and its Subsidiaries determined as of the end of each fiscal quarter in accordance with U.S. GAAP, and (ii) account for more than 10% of the consolidated total revenues of Vectren and its Subsidiaries determined as of the end of each fiscal quarter for the four (4) consecutive fiscal periods then ended in accordance with U.S. GAAP, then, within the respective periods provided in Section 7.1(a) and (b) above, Vectren shall deliver to each holder of Notes that is an Institutional Investor, unaudited financial statements of the character and for the dates and periods as in said Sections 7.1(a) and (b) covering such group of Unrestricted Subsidiaries (on a consolidated basis), together with a consolidating statement reflecting eliminations or adjustments required to reconcile the financial statements of such group of Unrestricted Subsidiaries to the financial statements delivered pursuant to Sections 7.1(a) and (b).

Section 1.2.  Amendment to Section 8.2 of the 2005 Note Purchase Agreement.  Section 8.2 of the 2005 Note Purchase Agreement shall be, and the same hereby is, amended by adding the phrase “(or such lesser amount as shall be required to effect a partial prepayment resulting from an offer of prepayment pursuant to Section 10.6)”  immediately following the phrase “not less than 5% of the aggregate principal amount of the Notes then outstanding in the case of a partial prepayment” in the first sentence of Section 8.2.

Section 1.3.  Amendment to Section 8 of the 2005 Note Purchase Agreement.  Section 8 of the 2005 Note Purchase Agreement shall be, and the same hereby is, amended by adding a new Section 8.7 immediately following Section 8.6 to read as follows:

8.7  CHANGE IN CONTROL.

(a)  Notice of Change in Control or Control Event.  The Company will, within 15 Business Days after any Responsible Officer has knowledge of the occurrence of any Change in Control or Control Event, give written notice of such Change in Control or Control Event to each holder of Notes unless notice in respect of such Change in Control (or the Change in Control contemplated by such Control Event) shall have been given pursuant to subparagraph (b) of this Section 8.7.  If a Change in Control has occurred, such notice shall contain and constitute an offer to prepay Notes as described in subparagraph (c) of this Section 8.7 and shall be accompanied by the certificate described in subparagraph (g) of this Section 8.7.

(b)  Condition to Company Action.  The Company will not take any action that consummates or finalizes a Change in Control unless (i) at least 15 Business Days prior to such action it shall have given to each holder of Notes written notice containing and constituting an offer to prepay Notes as described in subparagraph (c) of this Section 8.7, accompanied by the certificate described in subparagraph (g) of this Section 8.7, and (ii) contemporaneously with such action, it prepays all Notes required to be prepaid in accordance with this Section 8.7.

(c)  Offer to Prepay Notes.  The offer to prepay Notes contemplated by subparagraphs (a) and (b) of this Section 8.7 shall be an offer to prepay, in accordance with and subject to this Section 8.7, all, but not less than all, the Notes held by each holder (in this case only, “holder” in respect of any Note registered in the name of a nominee for a disclosed beneficial owner shall mean such beneficial owner) on a date specified in such offer (the “Proposed Prepayment Date”).  If such Proposed Prepayment Date is in connection with an offer contemplated by subparagraph (a) of this Section 8.7, such date shall be not less than 20 days and not more than 30 days after the date of such offer (if the Proposed Prepayment Date shall not be specified in such offer, the Proposed Prepayment Date shall be the 20th day after the date of such offer).

(d)  Acceptance; Rejection.  A holder of Notes may accept or reject the offer to prepay made pursuant to this Section 8.7 by causing a notice of such acceptance or rejection to be delivered to the Company at least 5 Business Days prior to the Proposed Prepayment Date.  A failure by a holder of Notes to respond to an offer to prepay made pursuant to this Section 8.7 shall be deemed to constitute a rejection of such offer by such holder.

(e)  Prepayment.   Prepayment of the Notes to be prepaid pursuant to this Section 8.7 shall be at 100% of the principal amount of such Notes, but without the payment of the Make-Whole Amount, together with interest on such Notes accrued to the date of prepayment.  The prepayment shall be made on the Proposed Prepayment Date except as provided in subparagraph (f) of this Section 8.7.

(f)  Deferral Pending Change in Control.  The obligation of the Company to prepay Notes pursuant to the offers required by subparagraph (b) and accepted in accordance with subparagraph (d) of this Section 8.7 is subject to the occurrence of the Change in Control in respect of which such offers and acceptances shall have been made.  In the event that such Change in Control does not occur on the Proposed Prepayment Date in respect thereof, the prepayment shall be deferred until and shall be made on the date on which such Change in Control occurs.  The Company shall keep each holder of Notes reasonably and timely informed of (i) any such deferral of the date of prepayment, (ii) the date on which such Change in Control and the prepayment are expected to occur, and (iii) any determination by the Company that efforts to effect such Change in Control have ceased or been abandoned (in which case the offers and acceptances made pursuant to this Section 8.7 in respect of such Change in Control shall be deemed rescinded).

(g)  Officer’s Certificate.  Each offer to prepay the Notes pursuant to this Section 8.7 shall be accompanied by a certificate, executed by a Senior Financial Officer of the Company and dated the date of such offer, specifying: (i) the Proposed Prepayment Date; (ii) that such offer is made pursuant to this Section 8.7; (iii) the principal amount of each Note offered to be prepaid; (iv) the interest that would be due on each Note offered to be prepaid, accrued to the Proposed Prepayment Date; (v) that the conditions of this Section 8.7 have been fulfilled; and (vi) in reasonable detail, the nature and date or proposed date of the Change in Control.

(h)  “Change in Control” Defined.  “Change in Control” means (i) the acquisition by any Person, or two or more Persons acting in concert, of beneficial ownership (within the meaning of Rule 13d-3 of the Securities and Exchange Commission under the Exchange Act) of 30% or more of the outstanding shares of voting stock of Vectren, (ii) the occurrence during any period of twelve (12) consecutive months, commencing before or after the date of this Agreement, pursuant to which individuals who on the first day of such period were directors of Vectren (together with any replacement or additional directors who were nominated or elected by a majority of directors then in office) cease to constitute a majority of the Board of Directors of Vectren or (iii) Vectren shall cease to own, free and clear of any Lien, 100% of the issued and outstanding capital stock of the Company.

(i)  “Control Event” Defined.  “Control Event” means:

(i)  the execution of any written agreement which, when fully performed by the parties thereto, would result in a Change in Control, or

(ii)  the making of any written offer by any Person, or two or more Persons acting in concert, to the holders of the common stock of Vectren, which offer, if accepted by the requisite number of holders, would result in a Change in Control.

Section 1.4.  Amendment to Section 9.2 of the 2005 Note Purchase Agreement.  Section 9.2 of the 2005 Note Purchase Agreement shall be, and the same hereby is, amended by deleting the word “Subsidiaries” in such Section 9.2 and replacing it with the phrase “Restricted Subsidiaries”.

Section 1.5.  Amendment to Section 9.3 of the 2005 Note Purchase Agreement.  Section 9.3 of the 2005 Note Purchase Agreement shall be, and the same hereby is, amended by deleting the word “Subsidiaries” in each place where it appears in such Section 9.3 and replacing it with the phrase “Restricted Subsidiaries”.

Section 1.6.  Amendment to Section 9.4 of the 2005 Note Purchase Agreement.   Section 9.4 of the 2005 Note Purchase Agreement shall be, and the same hereby is, amended and restated in its entirety to read as follows:

9.4  Payment of Taxes and Clams

The Obligors will, and Vectren will cause each of its Subsidiaries to, file all tax returns required to be filed in any jurisdiction and to pay and discharge all taxes shown to be due and payable on such returns and all other taxes, assessments, governmental charges, or levies imposed on them or any of their properties, assets, income or franchises, to the extent such taxes, assessments, charges and levies have become due and payable and before they have become delinquent and all claims for which sums have become due and payable that have or might become a Lien on properties or assets of the Company, Vectren or any Subsidiary, provided that neither of the Obligors nor any such Subsidiary need pay any such tax, assessment, charge, levy or claim if (i) the amount, applicability or validity thereof is contested by such Obligor or such Subsidiary on a timely basis in good faith and in appropriate proceedings, and such Obligor or such Subsidiary has established adequate reserves therefor in accordance with U.S. GAAP on the books of such Obligor or such Subsidiary or (ii) the nonpayment of all such taxes, assessments, charges, levies and claims in the aggregate would not have a Material Adverse Effect.

Section 1.7.  Amendment to Section 9.5 of the 2005 Note Purchase Agreement.    Section 9.5 of the 2005 Note Purchase Agreement shall be, and the same hereby is, amended and restated in its entirety to read as follows:

9.5  Entity Existence, Etc.

Subject to Section 10.2, the Obligors will at all times preserve and keep in full force and effect their existences as a corporation, partnership or limited liability company, and Vectren will at all times preserve and keep in full force and effect the existence of each of its Restricted Subsidiaries as a corporation, partnership or limited liability company (unless merged into Vectren or a Wholly-Owned Subsidiary) and all rights and franchises of the Obligors and such Restricted Subsidiaries unless, in the good faith judgment of Vectren, the termination of or failure to preserve and keep in full force and effect the existence of any such Restricted Subsidiary (other than the Company), or any such right or franchise would not, individually or in the aggregate, have a Material Adverse Effect.

Section 1.8.  Amendment to Section 9.7 of the 2005 Note Purchase Agreement.  Section 9.7 of the 2005 Note Purchase Agreement shall be, and hereby is, amended by adding the phrase “the obligations under the Bank Credit Agreements and with” immediately following the phrase “will rank in right of payment either pari passu with or senior to” in the first sentence in such Section 9.7.

Section 1.9.  Amendment to Section 9 of the 2005 Note Purchase Agreement.    Section 9 of the 2005 Note Purchase Agreement shall be, and the same hereby is, amended by adding a new Section 9.8 and Section 9.9 immediately following Section 9.7 to read as follows:

9.8  Designation of Subsidiaries.

Vectren may from time to time cause any Subsidiary (other than any Permanent Restricted Subsidiary) to be designated as an Unrestricted Subsidiary or any Unrestricted Subsidiary to be designated a Restricted Subsidiary; provided, however, that at the time of such designation and immediately after giving effect thereto, (a) no Default or Event of Default would exist under the terms of this Agreement, (b) Vectren could incur $1.00 of additional Indebtedness under the limitations in Section 10.7 hereof, and (c) Vectren and its Restricted Subsidiaries would be in compliance with all of the covenants set forth in this Section 9 and Section 10 if tested on the date of such action and provided, further, that once a Subsidiary has been designated an Unrestricted Subsidiary, it shall not thereafter be redesignated as a Restricted Subsidiary on more than one occasion and once a Subsidiary has been designated a Restricted Subsidiary, it shall not thereafter be redesignated as an Unrestricted Subsidiary on more than one occasion.  Within ten (10) days following any designation described above, Vectren will deliver each holder a notice of such designation accompanied by a certificate signed by a Senior Financial Officer of Vectren certifying compliance with all requirements of this Section 9.8 and setting forth all information required in order to establish such compliance.

9.9  Subsidiary Guarantors.

(a) The Company will cause any Subsidiary which becomes obligated for, or otherwise guarantees, Indebtedness in respect of the Bank Credit Agreements, to deliver to each of the holders of the Notes (concurrently with the incurrence of any such obligation) the following items:

(i)  a duly executed guaranty agreement (the “Subsidiary Guaranty”) in scope, form and substance reasonably satisfactory to the Required Holders;

(ii)  an amendment to this Agreement, duly executed by an authorized officer of the Company, that is satisfactory in scope, form and substance to the Required Holders, incorporating customary events of default for the Subsidiary Guarantors and the Subsidiary Guaranty;

(iii)  a certificate signed by an authorized Responsible Officer of the Company making representations and warranties to the effect of those contained in Sections 5.2, 5.4(c) and (d), 5.6 and 5.7, with respect to such Subsidiary and the Subsidiary Guaranty, as applicable; and

(iv)  an opinion of counsel (who may be in-house counsel for the Company) addressed to each of the holders of the Notes satisfactory to the Required Holders, to the effect that the Subsidiary Guaranty by such Person has been duly authorized, executed and delivered and that the Subsidiary Guaranty constitutes the legal, valid and binding contract and agreement of such Person enforceable in accordance with its terms, except as an enforcement of such terms may be limited by bankruptcy, insolvency, fraudulent conveyance and similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles.

(b)  The holders of the Notes agree to discharge and release any Subsidiary Guarantor from the Subsidiary Guaranty upon the written request of the Company, provided that (i) such Subsidiary Guarantor has been released and discharged (or will be released and discharged concurrently with the release of such Subsidiary Guarantor under the Subsidiary Guaranty) as an obligor and guarantor under and in respect of the Bank Credit Agreements and the Company so certifies to the holders of the Notes in a certificate of a Responsible Officer, (ii) at the time of such release and discharge, the Company shall deliver a certificate of a Responsible Officer to the holders of the Notes stating that no Default or Event of Default exists, and (iii) if any fee or other form of consideration is given to any holder of Indebtedness of the Company for the purpose of such release, holders of the Notes shall receive equivalent consideration.

Section 1.10.  Amendment to Section 10 of the 2005 Note Purchase Agreement.    Section 10 of the 2005 Note Purchase Agreement shall be, and the same hereby is, amended and restated in its entirety to read as follows:

10.  NEGATIVE COVENANTS.

Each of the Company and Vectren covenants (only to the extent applicable to itself and, if specified, its Subsidiaries) that from and after the Closing and for so long as any of the Notes are outstanding:

10.1  Transactions with Affiliates.

Vectren and the Company will not enter into directly or indirectly any transaction or group of related transactions (including without limitation the purchase, lease, sale or exchange of properties of any kind or the rendering of any service) with any Affiliate, except in the ordinary course and pursuant to the reasonable requirements of such Obligor’s business and upon fair and reasonable terms no less favorable to such Obligor than would be obtainable in a comparable arm’s length transaction with a Person not an Affiliate; provided that nothing in this Section 10.1 shall limit (i) the making of capital contributions by Vectren or any Subsidiary or Affiliate of Vectren to any other Affiliate or Subsidiary of Vectren, (ii) the payment of dividends or distributions by any Subsidiary or Affiliate of Vectren to Vectren or any other Affiliate or Subsidiary of Vectren, or (iii) the Company in the ordinary course of its business advancing funds to other Subsidiaries of Vectren.

10.2  Merger, Consolidation, Etc.

Neither Obligor shall, nor, except as otherwise permitted under Section 10.6, shall any Obligor permit any Restricted Subsidiary of Vectren to, consolidate with or merge with any other Person or convey, transfer, or lease all or substantially all of its assets in a single transaction or series of transactions to any Person unless:

(a)  the successor formed by such consolidation or the survivor of such merger, or the Person that acquires by conveyance, transfer or lease all or substantially all of such assets as an entirety, as the case may be (the “Successor Corporation”), shall be a solvent business entity organized and existing under the laws of the United States or any State thereof (including the District of Columbia), and, if such Obligor is a party to such transaction and is not the Successor Corporation, such Successor Corporation shall have executed and delivered to each Holder of any Notes its assumption of the due and punctual performance and observance of each covenant and condition of this Agreement, an opinion of nationally recognized independent counsel, to the effect that all agreements or instruments effecting such assumption are enforceable in accordance with their terms, the Guarantee and the Notes, as applicable; and

(b)  prior to and immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

provided, however, that, notwithstanding the provisions of this Section 10.2, a Restricted Subsidiary may merge with and into Vectren or another Restricted Subsidiary of Vectren.

No such conveyance, transfer or lease of all or substantially all of the assets of any Obligor shall have the effect of releasing such Obligor or any Successor Corporation that shall theretofore have become such in the manner prescribed in this Section 10.2 from its liability under this Agreement or the Guarantee.

The provisions of this Section 10.2 shall not limit the rights of the Holders of Notes under Section 8.7.

10.3  Line of Business.

Vectren will not and will not permit any Restricted Subsidiary to engage in any business if, as a result, the general nature of the business in which Vectren and its Restricted Subsidiaries, taken as a whole, would then be engaged would be substantially changed from the general nature of the business in which Vectren and its Restricted Subsidiaries, taken as a whole, are engaged on the date of this Agreement as described as of the date hereof in the Memorandum.

10.4  Terrorism Sanctions Regulations.

Vectren will not and will not permit any Subsidiary to (a) become a Person described or designated in the Specially Designated Nationals and Blocked Persons List of the Office of Foreign Assets Control or in section 1 of the Anti-Terrorism Order or (b) engage in any dealings or transactions with any such Person.

10.5  Liens.

Neither Obligor will, or permit any Restricted Subsidiary to, create, assume, incur or suffer to exist any Lien upon or with respect to any Property of the Company, Vectren or any Restricted Subsidiaries except:

(a)  Liens for taxes, assessments or governmental charges or levies on its Property if the same shall not at the time be delinquent or thereafter can be paid without penalty, or are being contested in good faith and by appropriate proceedings and for which adequate reserves in accordance with U.S. GAAP shall have been set aside on its books;

(b)  Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ liens and other similar liens arising in the ordinary course of business which secure payment of obligations not more than 60 days past due, and such other carriers’, warehousemen’s, mechanics’ or other similar liens that are being contested in good faith and by appropriate proceedings and for which adequate reserves in accordance with U.S. GAAP shall have been set aside on its books;

(c)  Liens arising out of pledges or deposits under worker’s compensation laws, unemployment insurance, old age pensions, or other social security or retirement benefits, or similar legislation or to secure bid, performance, surety or similar bonds utilized in the ordinary course of business;

(d)  utility easements, building restrictions and such other encumbrances or charges against real property as are of a nature generally existing with respect to properties of a similar character and which do not in any material way affect the marketability of the same or interfere with the use thereof in the business of Vectren or its Subsidiaries;

(e)  existing Liens (including Liens securing Indebtedness of a Person existing on the date the Person becomes a Restricted Subsidiary of Vectren (other than any Restricted Subsidiary that was designated pursuant to Section 9.8 that was previously an Unrestricted Subsidiary) or Liens on assets securing Indebtedness assumed by Vectren or a Restricted Subsidiary of Vectren when such assets are acquired by Vectren or a Restricted Subsidiary of Vectren), including extensions, renewals or replacements of any such Liens in connection with the extension, renewal or replacement of any related existing Indebtedness (without any increase in the amount thereof, but including the full amount of any existing commitments to provide credit that were undrawn at such time of such extension, renewal or replacement); provided that in connection with the refinancing of any such existing Indebtedness such Liens shall extend only to the property covered by such Liens immediately prior to such extension, renewal or replacement;

(f)  Liens under the Mortgage Indenture on the property of Southern Indiana Gas and Electric Company that is subject to the Mortgage Indenture (without giving effect to any amendments thereto after the date hereof that would expand the description of the collateral subject to the lien thereof);

(g)  Liens in favor of Vectren, the Company or a Restricted Subsidiary securing intercompany Indebtedness or other obligations owed to Vectren, the Company or a Restricted Subsidiary by a Restricted Subsidiary;

(h)  Liens incurred after the Closing Date given to secure the payment of the purchase price incurred in connection with the acquisition, construction or improvement of property (other than accounts receivable or inventory) useful and intended to be used in carrying on the business of Vectren or a Restricted Subsidiary, including Liens existing on such property at the time of acquisition or construction thereof or Liens incurred within 360 days of such acquisition or completion of such construction or improvement, provided that (i) the Lien shall attach solely to the property acquired, purchased, constructed or improved; (ii) at the time of acquisition, construction or improvement of such property (or, in the case of any Lien incurred within three hundred sixty (360) days of such acquisition or completion of such construction or improvement, at the time of the incurrence of the Indebtedness secured by such Lien), the aggregate amount remaining unpaid on all Indebtedness secured by Liens on such property, whether or not assumed by Vectren or a Restricted Subsidiary, shall not exceed the lesser of (y) the cost of such acquisition, construction or improvement or (z) the Fair Market Value of such property (as determined in good faith by one or more officers of Vectren to whom authority to enter into the transaction has been delegated by the board of directors of Vectren); and (iii) at the time of such incurrence and after giving effect thereto, no Default or Event of Default would exist; and

(i)  in addition to Liens covered by (a)–(h) above, Liens securing Indebtedness not exceeding 15% of Consolidated Net Worth in the aggregate outstanding at any time; provided that no such Liens may secure Indebtedness under the Bank Credit Agreements unless the Indebtedness is secured on an equal and ratable basis with the Notes pursuant to a written agreement that is in scope, form and substance satisfactory to the Required Holders.

10.6  Sales of Assets.

Other than in connection with a conveyance, transfer or lease of all or substantially all of the assets of Vectren or the Company made in compliance with the provisions of Section 10.2, Vectren will not, and will not permit any Restricted Subsidiary to, sell, lease or otherwise dispose of any substantial part (as defined below) of the assets of Vectren and its Restricted Subsidiaries; provided, however, that Vectren or any Restricted Subsidiary may sell, lease or otherwise dispose of assets constituting a substantial part of the assets of Vectren and its Restricted Subsidiaries if such assets are sold in an arms length transaction and, at such time and after giving effect thereto, no Default or Event of Default shall have occurred and be continuing, and an amount equal to the Net Proceeds received from such sale, lease or other disposition (but only with respect to that portion of such assets that exceeds the definition of “substantial part” set forth below) shall be used within 18 months of such sale, lease or disposition, in any combination:

(1)  to acquire productive assets used or useful in carrying on the business of Vectren and its Restricted Subsidiaries and having a value at least equal to the value of such assets sold, leased or otherwise disposed of; and/or

(2)  to prepay or retire Senior Indebtedness of Vectren and/or its Restricted Subsidiaries, provided that (i) Vectren shall offer to prepay each outstanding Note in a principal amount which equals the Ratable Portion for such Note, and (ii) any such prepayment of the Notes shall be made at 100% of the principal amount thereof, together with accrued interest thereon to the date of such prepayment, but without the payment of the Make-Whole Amount.  Any offer of prepayment of the Notes pursuant to this Section 10.6 shall be given to each holder of the Notes by written notice that shall be delivered not less than fifteen (15) days and not more than sixty (60) days prior to the proposed prepayment date.  Each such notice shall state that it is given pursuant to this Section and that the offer set forth in such notice must be accepted by such holder in writing and shall also set forth (i) the prepayment date, (ii) a description of the circumstances which give rise to the proposed prepayment and (iii) a calculation of the Ratable Portion for such holder’s Notes.  Each holder of the Notes which desires to have its Notes prepaid shall notify Vectren in writing delivered not less than five (5) Business Days prior to the proposed prepayment date of its acceptance of such offer of prepayment.

Prepayment of Notes pursuant to this Section 10.6 shall be made in accordance with Section 8.2 (but without payment of the Make-Whole Amount).

As used in this Section 10.6, a sale, lease or other disposition of assets shall be deemed to be a “substantial part” of the assets of Vectren and its Restricted Subsidiaries if the book value of such assets, when added to the book value of all other assets sold, leased or otherwise disposed of by Vectren and its Restricted Subsidiaries during the period of 12 consecutive months ending on the date of such sale, lease or other disposition, exceeds 15% of the book value of consolidated total assets of Vectren and its Restricted Subsidiaries, determined as of the end of the fiscal quarter immediately preceding such sale, lease or other disposition; provided that there shall be excluded from any determination of a “substantial part” any (i) sale or disposition of assets in the ordinary course of business of Vectren and its Restricted Subsidiaries, (ii) any transfer of assets from Vectren to any Restricted Subsidiary or from any Restricted Subsidiary to Vectren or a Restricted Subsidiary, and (iii) any sale or transfer of property acquired by Vectren or any Restricted Subsidiary after the date of this Agreement to any Person within 365 days following the acquisition or construction of such property by Vectren or any Restricted Subsidiary if Vectren or a Restricted Subsidiary shall concurrently with such sale or transfer, lease such property, as lessee.

10.7  Indebtedness.

Vectren will not permit, determined as of the end of each of its fiscal quarters, the ratio of Total Debt to Total Capitalization to exceed the Maximum Ratio.

10.8  Restricted Subsidiary Group.

Vectren will require that either (i) the consolidated total assets of Vectren and its Restricted Subsidiaries as of the end of each fiscal quarter equal at least 80% of the consolidated total assets of Vectren and its Subsidiaries, determined in accordance with U.S. GAAP, or (ii) the consolidated total revenues of Vectren and its Restricted Subsidiaries, determined as of the end of each fiscal quarter for the four (4) consecutive fiscal quarters then ended, equal at least 80% of the consolidated total revenues of Vectren and its Subsidiaries during such period, in each case determined in accordance with U.S. GAAP.

Section 1.11.  Amendment to Section 12 of the 2005 Note Purchase Agreement.  Sections 12(c), 12(f), 12(g), 12(h) and 12(i) of the 2005 Note Purchase Agreement shall be, and the same hereby are, amended and restated in their entirety to read as follows:

(c)  default shall be made by either Obligor in the performance of or compliance with any term contained in Sections 10.2, 10.5, 10.6, 10.7 or 10.8 or by Vectren in the performance of the Guarantee; or

(f)  failure of Vectren or any of its Restricted Subsidiaries to pay when due (whether at stated maturity, on the date fixed for prepayment, by acceleration or otherwise) any Indebtedness (other than Non-Recourse Indebtedness) aggregating in excess of $75,000,000 (“Material Indebtedness”); or the default by Vectren or any of its

Restricted Subsidiaries in the performance (beyond the applicable grace period with respect thereto, if any) of any term, provision or condition contained in any agreement under which any such Material Indebtedness (other than Non-Recourse Indebtedness) was created or is governed, or any other event shall occur or condition exist, the effect of which default or event is to cause, or to permit the holder or holders of such Material Indebtedness (other than Non-Recourse Indebtedness) to cause, such Material Indebtedness to become due prior to its stated maturity (other than pursuant to customary “due-on-sale” or similar clauses, or as a result of the occurrence of a change in control similar to Section 8.7 hereof); or any Material Indebtedness (other than Non-Recourse Indebtedness) of Vectren or any of its Restricted Subsidiaries shall be declared to be due and payable or required to be prepaid or repurchased (other than by a regularly scheduled payment or pursuant to customary “due-on-sale” or similar clauses, or as a result of the occurrence of a change in control similar to Section 8.7 hereof), prior to the stated maturity thereof; or Vectren or any of its Restricted Subsidiaries shall not pay, or admit in writing its inability to pay, its debts generally as they become due; or

(g)  Vectren or any of its Restricted Subsidiaries shall (i) have an order for relief entered with respect to it under the Federal bankruptcy laws as now or hereafter in effect, (ii) make an assignment for the benefit of creditors, (iii) apply for, seek, consent to, or acquiesce in, the appointment of a receiver, custodian, trustee, examiner, liquidator or similar official for it or substantially all of its assets, (iv) institute any proceeding seeking an order for relief under the Federal bankruptcy laws as now or hereafter in effect or seeking to adjudicate it a bankrupt or insolvent, or seeking dissolution, winding up, liquidation, reorganization, arrangement, adjustment or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors or fail to file an answer or other pleading denying the material allegations of any such proceeding filed against it, (v) take any corporate or other organizational action to authorize or effect any of the foregoing actions set forth in this subsection (g) or (vi) fail to contest in good faith any appointment or proceeding described in subsection (h) below; or

(h)  without the application, approval or consent of Vectren or any of its Restricted Subsidiaries, a receiver, trustee, examiner, liquidator or similar official shall be appointed for Vectren or any of its Restricted Subsidiaries or substantially all of its assets, or a proceeding described in subsection (g)(iv) above shall be instituted against Vectren or any of its Restricted Subsidiaries and such appointment continues undischarged or such proceeding continues undismissed or unstayed for a period of 60 consecutive days; or

(i)  a final judgment or judgments for the payment of money aggregating in excess of $75,000,000 are rendered against one or more of Vectren and its Restricted Subsidiaries and which judgments are not, within 60 days after entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within 60 days after the expiration of such stay; or

Section 1.12.  Amendment to Section 18.2 of the 2005 Note Purchase Agreement.  Section 18.2 of the 2005 Note Purchase Agreement shall be, and hereby is, amended by adding the following new Section 18.2(c) at the end of Section 18.2:

(c) Consent in Contemplation of Transfer.  Any consent made pursuant to this Section 18 by the Holder of any Note that has transferred or has agreed to transfer such Note to either Obligor, any Subsidiary or any Affiliate of either Obligor and has provided or has agreed to provide such written consent as a condition to such transfer shall be void and of no force or effect except solely as to such Holder, and any amendments effected or waivers granted or to be effected or granted that would not have been or would not be so effected or granted but for such consent (and the consents of all other Holders of Notes that were acquired under the same or similar conditions) shall be void and of no force or effect except solely as to such transferring Holder.

Section 1.13.  Amendment to Section 23 of the 2005 Note Purchase Agreement.  Section 23 of the 2005 Note Purchase Agreement shall be, and hereby is, amended by adding the following new Section 23.8 immediately following Section 23.7:

23.8  Waiver of Jury Trial.

The parties hereto hereby waive trial by jury in any action brought on or with respect to this Agreement, the Notes or any other document executed in connection herewith or therewith.

Section 1.14.  Amendments to Schedule B to the 2005 Note Purchase Agreement.

(a)  The following definitions are hereby inserted in alphabetical order in Schedule B to the 2005 Note Purchase Agreement:

“Bank Credit Agreements” means that certain Credit Agreement dated as of November 10, 2005 among the Company, Vectren, the Lenders signatory thereto, Fifth Third Bank, U.S. Bank National Association and Wachovia Bank, N.A., as Co-Documentation Agents, JPMorgan Chase Bank, N.A., as Syndication Agent, LaSalle Bank National Association, as Administrative Agent and LC Issuer, and J.P. Morgan Securities, Inc. and LaSalle Bank National Association, as Joint Lead Arrangers and Bookrunners and that certain Credit Agreement dated as of September 11, 2008 among the Company, Vectren, the Lenders signatory thereto, JPMorgan Chase Bank, N.A. and Union Bank of California, N.A., as Co-Syndication Agents, Bank of America, N.A., as Administrative Agent and LC Issuer and Banc of America Securities LLC, as Lead Arranger and Book Runner, as such agreement may be hereafter amended, modified, restated, supplemented, refinanced, increased or reduced from time to time, and any successor credit agreement or similar facilities.

“Change in Control” is defined in Section 8.7(h).

“Control Event” is defined in Section 8.7(i).

“Fair Market Value” means, at any time and with respect to any property, the sale value of such property that would be realized in an arm’s-length sale at such time between an informed and willing buyer and an informed and willing seller

(neither being under a compulsion to buy or sell), as reasonably determined in the good faith opinion of Vectren’s board of directors.

“Maximum Ratio” means 65%, provided that if the maximum ratio of Vectren’s (a) Consolidated Indebtedness (as defined in the Bank Credit Agreements), to (b) the sum Vectren’s Consolidated Indebtedness plus Consolidated Net Worth (as such terms are defined in the Bank Credit Agreements) permitted to exist under the Bank Credit Agreements (currently §6.17 of the Bank Credit Agreements) shall be changed to a percentage higher or lower than 65%, then the Maximum Ratio shall be so changed to the same percentage automatically without any consent required by the holders of Notes, provided further that the Maximum Ratio shall not exceed a ratio higher than 70%.

“Net Proceeds” means the aggregate cash proceeds received by Vectren or any of the Restricted Subsidiaries, as the case may be, in respect of any sale, lease or disposition of assets, net of the direct costs relating to such sale, lease or disposition (including, without limitation, out of pocket legal, accounting and investment banking fees, and sales commissions), and taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions).

“Permanent Restricted Subsidiaries” means each of the Company, Vectren Utility Holdings, and each Subsidiary of Vectren Utility Holdings.

“Proposed Prepayment Date” is defined in Section 8.7(c).

“Ratable Portion” means, with respect to any Note, an amount equal to the product of (x) the amount equal to the Net Proceeds being so applied to the prepayment of Senior Indebtedness in accordance with Section 10.6(2), multiplied by (y) a fraction the numerator of which is the outstanding principal amount of such Note and the denominator of which is the aggregate principal amount of Senior Indebtedness of the Company and its Restricted Subsidiaries being prepaid pursuant to Section 10.6(2).

“Restricted Subsidiary” means any Subsidiary of Vectren or a Restricted Subsidiary which Vectren has not designated an Unrestricted Subsidiary by notice in writing given to the holders of the Notes in accordance with Section 9.8.  Each of the Permanent Restricted Subsidiaries shall at all times remain a Restricted Subsidiary.

“Senior Indebtedness” means, as of the date of any determination thereof, all Total Debt, other than Subordinated Indebtedness.

“Subordinated Indebtedness” means all unsecured Indebtedness of Vectren or its Restricted Subsidiaries which shall contain or have applicable thereto subordination provisions providing for the subordination thereof to other Indebtedness of Vectren and its Restricted Subsidiaries (including, without limitation, subordination to the obligations of Vectren and the Company under this Agreement or the Notes).

“Subsidiary Guarantor” means each Subsidiary which is party to the Subsidiary Guaranty.

“Subsidiary Guaranty” is defined in Section 9.9.

“Successor Corporation” is defined in Section 10.2(a).

“Unrestricted Subsidiary” means any Subsidiary (other than the Permanent Restricted Subsidiaries) of Vectren so designated by Vectren in accordance with Section 9.8.

(b)  The definitions of Affiliate, Consolidated Net Worth, Environmental Laws, Guaranty, Material Adverse Effect, Non-Recourse Indebtedness, PUHCA and Total Debt in Schedule B to the 2005 Note Purchase Agreement are hereby amended and restated in their entirety to read as follows:

“Affiliate” means, at any time, and with respect to any Person, (a) any other Person that at such time directly or indirectly through one or more intermediaries Controls, or is Controlled by, or is under common Control with, such first Person, and (b) any Person beneficially owning or holding, directly or indirectly, 10% or more of any class of voting or equity interests of either Obligor or any Subsidiary or any Person of which Vectren and its Subsidiaries beneficially own or hold, in the aggregate, directly or indirectly, 10% or more of any class of voting or equity interests.  As used in this definition, “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.  Unless the context otherwise clearly requires, any reference to an “Affiliate” is a reference to an Affiliate of Vectren.

“Consolidated Net Worth” means at any time the consolidated stockholders’ equity of Vectren and its Restricted Subsidiaries calculated on a consolidated basis as of such time in accordance with U.S. GAAP.

“Environmental Laws” means any and all Federal, state, local, and foreign statutes, laws, regulations, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, licenses, agreements or governmental restrictions relating to pollution and the protection of the environment or the release of any materials into the environment, including but not limited to those related to Hazardous Materials

“Guaranty” means, with respect to any Person, any obligation (except the endorsement in the ordinary course of business of negotiable instruments for deposit or collection and obligations which are not Indebtedness) of such Person guaranteeing or in effect guaranteeing any Indebtedness or dividend of any other Person in any manner, whether directly or indirectly, including (without limitation)

obligations incurred through an agreement, contingent or otherwise, by such Person:

(a)  to purchase such Indebtedness or obligation or any property constituting security therefor;

(b)  to advance or supply funds (i) for the purchase or payment of such Indebtedness or obligation, or (ii) to maintain any working capital or other balance sheet condition or any income statement condition of any other Person or otherwise to advance or make available funds for the purchase or payment of such Indebtedness or obligation;

(c)  to lease properties or to purchase properties or services primarily for the purpose of assuring the owner of such Indebtedness or obligation of the ability of any other Person to make payment of the Indebtedness or obligation; or

(d)  otherwise to assure the owner of such Indebtedness or obligation against loss in respect thereof.

In any computation of the Indebtedness or other liabilities of the obligor under any Guaranty, the Indebtedness or other obligations that are the subject of such Guaranty shall be assumed to be direct obligations of such obligor.

“Material Adverse Effect” means a material adverse effect on (a) the business, operations, affairs, financial condition, assets or properties of Vectren and its Restricted Subsidiaries taken as a whole, or (b) the ability of the Company or Vectren to perform its respective obligations under this Agreement, the Notes or the Guarantee, or (c) the validity or enforceability of this Agreement, the Notes or the Guarantee.

“Non-Recourse Indebtedness” means, except as expressly provided to the contrary herein, (i) Indebtedness of any Person that in accordance with U.S. GAAP would not be included as a liability on a balance sheet of such Person and (ii) Indebtedness of any Subsidiary of a Person which in accordance with U.S. GAAP would not be included as a liability on the consolidated balance sheet of such Person.

“PUHCA” means the Public Utility Holding Company Act of 2005, as amended.

“Total Debt” at any time means all Indebtedness of Vectren and its Restricted Subsidiaries at such time determined on a consolidated basis in accordance with U.S. GAAP.

(c)  The definitions of Material Subsidiary, Significant Utility Subsidiary, and Significant Utility Subsidiary Successor are hereby deleted from Schedule B to the 2005 Note Purchase Agreement:

SECTION II.  REPRESENTATIONS.

Section 2.1.  Representations and Warranties.  Each of the Company and Vectren represents and warrants to each Holder as follows as of the date hereof:

(a)  Each of the Company and Vectren is a corporation duly organized and validly existing under the laws of its jurisdiction of incorporation, and is duly qualified as a foreign corporation and is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Each of the Company and Vectren has the corporate power and authority to own or hold under lease the properties it purports to own or hold under lease, to transact the business it transacts and proposes to transact, to execute and deliver this First Amendment, and to perform the provisions hereof and thereof.

(b)  This First Amendment has been duly authorized by all necessary corporate action on the part of the Company, and this First Amendment and the 2005 Note Purchase Agreement as amended by this First Amendment constitute legal, valid and binding obligations of the Company enforceable against the Company in accordance with their terms, and this First Amendment has been duly authorized by all necessary corporate action on the part of Vectren and this First Amendment and the 2005 Note Purchase Agreement as amended by this First Amendment constitute legal, valid and binding obligations of Vectren enforceable against Vectren in accordance with their terms, except, in each case, as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(c)  The execution, delivery and performance by the Company and Vectren of this First Amendment, and the performance by the Company and Vectren of the 2005 Note Purchase Agreement, as amended by this First Amendment,  will not (i) contravene, result in any breach of, or constitute a default under, or result in the creation of any Lien in respect of any property of the Company or Vectren, as the case may be, or any Subsidiary, under any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease, corporate charter or by-laws, or any other agreement or instrument to which the Company, Vectren or any Subsidiary is bound or by which the Company, Vectren or any Subsidiary or any of their respective properties may be bound or affected, (ii) conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree, or ruling of any court, arbitrator or Governmental Authority applicable to the Company, Vectren or any Subsidiary or (iii) violate any provision of any statute or other rule or regulation of any Governmental Authority applicable to the Company, Vectren or any Subsidiary (including, without limitation, PUHCA or the Federal Power Act, as amended).

(d)  No consent, approval or authorization of, or registration, filing or declaration with, any Governmental Authority is required in connection with the execution, delivery or performance by the Company or Vectren of this First Amendment

(including, without limitation, any thereof under PUHCA or the Federal Power Act, each as amended).

(e)  After giving effect to this First Amendment, no Default or Event of Default under the 2005 Note Purchase Agreement will have occurred and be continuing as of the effective date of this First Amendment, and the Company and Vectren will be in compliance with all of the terms and conditions of the 2005 Note Purchase Agreement, as amended.

SECTION III.  CONDITIONS TO EFFECTIVENESS.

The effectiveness of this First Amendment shall be subject to the fulfillment prior to or on the First Amendment Closing Date of the following conditions:

Section 3.1.  Opinion of Counsel.  The Holders shall have received an opinion in form and substance satisfactory to the Holders, dated the First Amendment Closing Date, from Barnes & Thornburg LLP, Indiana counsel for the Obligors, covering the matters set forth in Exhibit A.

Section 3.2.  Proceedings and Documents.  All corporate and other proceedings in connection with the transactions contemplated by this First Amendment and all documents and instruments incident to such transactions shall be satisfactory to the Holders, and the Holders shall have received all such counterpart originals or certified or other copies of such documents as such Holder may reasonably request.

Section. 3.3.  Related Matters.  As of the First Amendment Closing Date, each of the Holders and the Obligors shall have executed and delivered this First Amendment.

Section 3.4.  Payment of Special Counsel Fees.  The Company shall have paid on or before the First Amendment Closing Date the fees, charges and disbursements of Chapman and Cutler LLP, the Holders’ special counsel.

SECTION IV.  MISCELLANEOUS.

Section 4.1.  Reference to 2005 Note Purchase Agreement and Notes.  Any and all notices, requests, certificates and other instruments may refer to the 2005 Note Purchase Agreement without making specific reference to this First Amendment, but nevertheless all such references shall be deemed to include this First Amendment unless the context shall otherwise require.

Section 4.2.  Ratification of the 2005 Note Purchase Agreement.  This First Amendment shall be construed in connection with and as a part of the 2005 Note Purchase Agreement, and all terms, conditions and covenants contained in the 2005 Note Purchase Agreement, except as herein modified, shall be and remain in full force and effect and the terms and provisions thereof are hereby ratified and approved.  References in the 2005 Note Purchase Agreement to “this Agreement” and to words such as “herein”, “hereinafter”, “hereof”, “hereunder” and any words of similar import shall refer to the 2005 Note Purchase Agreement as amended by this First Amendment.

Section 4.3.  Counterparts.  This First Amendment may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one instrument.  Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all, of the parties hereto.

Section 4.4.  Governing Law.  This First Amendment shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the State of Indiana excluding choice-of-law principles of the law of such State that would require the application of the laws of a jurisdiction other than such State.

[Signature pages immediately follow.]

Upon acceptance of this First Amendment by each of the Holders and the satisfaction of the conditions set forth herein, this First Amendment shall become effective and the 2005 Note Purchase Agreement shall be amended as herein set forth, such amendment to be effective as of the First Amendment Closing Date.

VECTREN CAPITAL, CORP.

By:	/s/ Robert L. Goocher

Name:	Robert L. Goocher

Title:	V.P., Treasurer and Asst. Secretary

VECTREN CORPORATION

By:	/s/ Robert L. Goocher

Name:	Robert L. Goocher

Title:	V.P. and Treasurer

The foregoing is hereby agreed to as of the date hereof.

TRANSAMERICA LIFE INSURANCE COMPANY, SUCCESSOR BY MERGER TO TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY

By:	/s/ Frederick B. Howard
Name:	Frederick B. Howard
Title:	Vice President

The foregoing is hereby agreed to as of the date hereof.

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
AIG ANNUITY INSURANCE COMPANY
THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

By:	AIG Global Investment Corp., investment adviser

By:	/s/ Victoria Y. Chin
Name:	Victoria Y. Chin
Title:	Vice President

The foregoing is hereby agreed to as of the date hereof.

COUNTRY LIFE INSURANCE COMPANY

By:	/s/ John Jacobs
Name:	John Jacobs
Title:	Director Fixed Income

The foregoing is hereby agreed to as of the date hereof.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY,

Successor by merger to Jefferson-Pilot Life Insurance Company

By: Delaware Investment Advisers, a series of Delaware Management Business Trust, Attorney-in-Fact

By:	/s/ Nicole W. Tullo
Name:	Nicole W. Tullo
Title:	Vice President

The foregoing is hereby agreed to as of the date hereof.

AMERICAN UNITED LIFE INSURANCE COMPANY

By:	/s/ Michael I. Bullock
Name:	Michael I. Bullock
Title:	V.P. Private Placements

THE STATE LIFE INSURANCE COMPANY

By: American United Life Insurance Company, Its Agent

By:	/s/ Michael I. Bullock
Name:	Michael I. Bullock
Title:	V.P. Private Placements

The foregoing is hereby agreed to as of the date hereof.

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY for its Goup Annuity Separate Account

By:	/s/ David A. Barras
Its Authorized Representative

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

By:	/s/ David A. Barras
Its Authorized Representative

The foregoing is hereby agreed to as of the date hereof.

PACIFIC LIFE INSURANCE COMPANY

By:	/s/ Diane W. Dales
Name:	Diane W. Dales
Title:	Assistant Vice President

By:	/s/ Cathy L. Schwartz
Name:	Cathy L. Schwartz
Title:	Assistant Secretary

The foregoing is hereby agreed to as of the date hereof.

TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA

By:	/s/ Ho Young Lee
Name:	Ho Young Lee
Title:	Director

The foregoing is hereby agreed to as of the date hereof.

UNUM LIFE INSURANCE COMPANY OF AMERICA

By: Provident Investment Management, LLC, its agent

By:	/s/ Ben Vance
Name:	Ben Vance
Title:	Managing Director

COLONIAL LIFE & ACCIDENT INSURANCE COMPANY

By: Provident Investment Management, LLC, its agent

By:	/s/ Ben Vance
Name:	Ben Vance
Title:	Managing Director